SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Algonquin Power & Utilities Corp.

(Name of Company)

Common Shares, No Par Value

(Title of Class of Securities)

015857105

(CUSIP Number)

Stephen D. Aftanas

5151 Terminal Road

Halifax, Nova Scotia

B3J 1A1

(902) 428-6096

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 015857105

1	name of reporting person Emera Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	citizenship or place of organization Nova Scotia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole voting power 12,938,457*
	8	Shared voting power 0
	9	Sole dispositive power 12,938,457*
	10	Shared dispositive power 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,938,457*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents 12,024,753 subscription receipts (“Subscription Receipts”) and 913,704 associated dividend entitlements (“Dividend Entitlements”), of Algonquin Power & Utilities Corp. (the “Issuer”). The Subscription Receipts and associated Dividend Entitlements are convertible into Common Shares of the Issuer on a one-for-one basis.
**	Based on 258,912,456 Common Shares of the Issuer issued and outstanding as of March 31, 2016 as reported in the Issuer’s Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2016, plus the number of Common Shares underlying the Subscription Receipts and Dividend Entitlements held by the Reporting Person.

Item 1. Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D is being filed with the Securities & Exchange Commission (the “SEC”) on behalf of Emera Incorporated (the “Reporting Person”), relating to the common shares, without par value (the “Common Shares”) of Algonquin Power & Utilities Corp., a corporation existing under the laws of Canada (the “Issuer”). This Amendment No. 3 amends and supplements the initial statement on Schedule 13D (the “Original Schedule 13D”) filed with the SEC on February 20, 2013, as amended and supplemented by Amendment No. 1 filed with the SEC on March 27, 2013 and Amendment No. 2 filed with the SEC on October 9, 2014. Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Person in the Original Schedule 13D, Amendment No. 1 or Amendment No. 2. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

On May 17, 2016 the Reporting Person sold 50,126,766 Common Shares in a secondary sale on a bought block trade basis to a syndicate of underwriters, at a purchase price of C$10.85 per Common Share for aggregate gross proceeds of C$543,875,411.10. As a result of the sale, the Reporting Person disposed of all of the Common Shares it held. The Reporting Person continues to hold 12,024,753 subscription receipts of the Issuer (“Subscription Receipts”) and 913,704 associated dividend entitlements (“Dividend Entitlements”) convertible into an aggregate amount of 12,938,457 Common Shares.

Item 4. Purpose of Transaction

(a) The disposition of the Common Shares was undertaken to support the Reporting Person’s general financing requirements, including the proposed and previously announced purchase of TECO Energy, Inc.

The Subscription Receipts and the Dividend Entitlements are held for investment purposes only and depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person’s business or financial condition, and other factors and conditions the Reporting Person deems appropriate, the Reporting Person may dispose of all or a portion of the Subscription Receipts and Dividend Entitlements or all or a portion of the Common Shares into which such Subscription Receipts and such Dividend Entitlements are convertible. Any disposition may take place over the facilities of the Toronto Stock Exchange or in privately negotiated transactions or otherwise.

(b)-(j) None.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 12,024,753 Subscription Receipts and 913,704 Dividend Entitlements. The Subscription Receipts and Dividend Entitlements are convertible into Common Shares on a one-for-one basis. The Subscription Receipts and Dividend Entitlements represent approximately 4.75% of the Issuer’s issued and outstanding Common Shares (after giving effect to the conversion of the Subscription Receipts and Dividend Equivalents held by the Reporting Person), based on 258,912,456 Common Shares of the Issuer issued and outstanding as of March 31, 2016 as reported in the Issuer’s Form 6-K, filed with the SEC on May 13, 2016, plus the number of Common Shares underlying the Subscription Receipts and Dividend Entitlements held by the Reporting Person.

(b)	The Reporting Person has sole voting power and sole dispositive power with regard to the Common Shares, Subscription Receipts and Dividend Entitlements.

(c)	See Item 3.

(d)	Not applicable.

(e)	As of May 17, 2016, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2016

EMERA INCORPORATED

By:	/s/ Stephen D. Aftanas
Name:	Stephen D. Aftanas
Title:	Corporate Secretary